Great Western Land and Recreation, Inc.
7373 N. Scottsdale Rd., Suite C-140
Scottsdale, AZ 85253
(480) 949-6007; (480) 949-6009 Fax
April 12, 2006
Ms. Cicely Luckey
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:	Great Western Land and Recreation, Inc.
Form 10-KSB for the year ended 9/30/05
Filed 12/30/05
File No. 000-18808
Dear Ms. Luckey:
The following is submitted in response to your letter dated March 14, 2006:
General
As requested, the Company acknowledges that:
The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Financial Statements and Notes
Note L – Preferred Stock, pages F-14 — F-16
We have analyzed and researched your observation on the variable conversion rates for Series A and B preferred stock. The conversion rates are dependent on the average market rates of the Company’s common stock for the thirty business days preceding the

Ms. Cicely Luckey	Page 2
conversion. The existence of this conversion feature, taken out of context, would indicate that without a floor conversion rate the number of common shares required for redemption is indeterminable, and therefore, there can be no assurance that the Company would have adequate common shares available to honor the put of preferred stock by the shareholder.
RESPONSE:
Please note, however, that the Series B preferred shares are wholly owned by Houston Warren Ranch Partners LLC, a wholly-owned subsidiary of Great Western Land and Recreation, Inc. These shares are eliminated in the consolidation of Great Western Land & Recreation, Inc. and its subsidiaries. Accordingly, these shares are not accumulated and included in the consolidated equity of Great Western. Additionally, because these shares are owned by the Company through a wholly-owned subsidiary, any conversion or settlement is completely within the control of the Company.
The Series A shares are held exclusively by Amortibanc Investments, LC the Company’s major shareholder that owns over 90% of Great Western Land & Recreation, Inc.’s common stock. Because this shareholder had voting control at the time of the issuance of the Series A, and continues to hold this control, we believe that these shares are within the control of the “Company.” Further, the conversion of the Series A shares without any necessary increase in authorized share capital by the Company’s major shareholder is extremely unlikely, due to the ownership situation, and possible liability to the major shareholder.
Paragraphs 19 and 20 of EITF 00-19 specifically address the issue where a company could be required to obtain shareholder approval to increase the company’s authorized shares in order to net-share or physically settle a contract. In such circumstances EITF 00-19 indicates that share settlement is not controlled by the company. However, we do not believe such applies in this situation. In the extremely unlikely event that the controlling shareholder would tender the Series A preferred shares for conversion, having sufficient authorized shares available for the conversion would be completely within the control of the controlling shareholder. However, to eliminate any further issues on this stock, Amortibanc Investments, LC has agreed to modify the Series A stock to provide for a collar price on the stock conversion. Amortibanc Investments, LC has advised the Company to prepare the revised documents.
In conducting our analysis on this matter, we have concluded that SFAS No. 150 does not apply because by its nature, this “embedded derivative” is excluded from the scope of SFAS No. 150 under paragraph 15 of that pronouncement. We believe that this Series A preferred stock is properly classified as permanent equity based on the discussion in the previous paragraph. Additionally, we believe that the embedded conversion feature would not be separated from the host contract and accounted for as a derivative under SFAS No. 133. We believe that the economic characteristics and risks of the embedded conversion feature are clearly and closely related to the economic characteristics and risks of the host equity instrument. In making this determination, we looked to

Ms. Cicely Luckey	Page 3
paragraphs 60, 61 (e) and 61(l) of SFAS No. 133 for further guidance on whether the economic characteristics of this arrangement are clearly and closely related to the economic characteristics of the preferred stock (i.e. equity). Additionally, we looked to paragraph 5 of EITF Issue 01-6 for “The Meaning of ‘Indexed to a Company’s Own Stock’.” We believe that this arrangement is within that meaning as clarified in 01-6.
Please contact me if you have any questions or need any additional information in this regard.
Sincerely,
/s/ Daniel J. Regan
Daniel J. Regan
Chief Financial Officer
cc: Mr. Wilson K. Lee